June 2, 2026

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, TX 78070

        Re: Callan JMB Inc.
            Registration Statement on Form S-3
            Filed May 26, 2026
            File No. 333-296253
Dear Wayne Williams:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Mohit Agrawal